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EXCLUSIVE

Friends Invest First

Friends, family, and customers are allowed to invest before the general public. Early investors have a better shot at getting early bird perks, which can include better financial terms. Investing now can also help the company raise money faster. The more people that invest before the public launch, the higher ranked the company will later appear in Wefunder's search results.

PUBLIC LAUNCH ON SEP 14 @ 9AM EST

06	08	07	17
Days	Hours	Minutes	Seconds

INVEST NOW (http://www.wefunder.com/frankiesst

A STORY THAT MUST BE TOLD.

Pharma is based on the incredible true story of Dr. Frances "Frankie" Kelsey and her fight to keep a dangerous drug from being approved for the US market. Risking her career and family along the way, Frankie wages war against big Pharma in 1960, resisting intense pressure and threats from inside the FDA to expose the biggest unmonitored drug trial in US history.

> "I know that we are all most indebted to Dr. Kelsey. The relationship and the hopes that all of us have for our children, I think, indicate to Dr. Kelsey, I am sure, how important her work is and those who labor with her to protect our families. So, Doctor, I know you know how much the country appreciates what you have done."
>
> **-John F. Kennedy**



Dr. Kelsey's heroic efforts are an example of what one person can do to prevent disaster and change the course of history.

Frankie's story will inspire audiences for years to come and shine a light on the overlooked tragedy that has impacted tens of thousands of people around the world. Her battle was one of David and Goliath proportions: One woman taking on the billion-dollar pharmaceutical industry to expose corruption and prevent a national tragedy.

to date

SURVIVORS OF THALIDOMIDE

have not received full restitution.

Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories.

MORE THAN A MOVIE.

Known widely as the largest manmade medical disaster in history, it's estimated that over 10,000 babies were affected by the drug, thalidomide. Helmed a "miracle drug" and given to pregnant women as a treatment for morning sickness, the pills caused severe birth defects. Though not approved in the United States in the 1960s, as many as 20,000 Americans were given thalidomide in the 1950s and 1960s as part of two clinical trials operated by the American drug makers Richardson-Merrell and Smith, Kline & French. *Pharma* aims to shine a light on this hidden history and lend a platform to survivors of the tragedy. Hear from some of the survivors and why they believe this movie needs to be made.

We need **YOUR HELP** to bring this story to the big screen! So, we're offering some pretty cool perks as a thank you for your investment! Not only will you own part of the movie, but you'll also be part of the experience. You could **visit set**, **be in the movie**, and even **walk the red carpet**.


Pharma
YOUR PERKS JUST GOT EVEN BETTER.

$100: Access to INVESTOR ONLY live virtual **roundtable discussions** with the filmmakers to discuss **behind the scenes**, **chat with special guests**, and participate in Q&A.

$500: **Full Credit Roll Mention**. Ever wanted to see your name on the big screen? This perk will get your name listed in the Cinema version credit roll!

$1,000: BE IN THE MOVIE! You'll receive a guaranteed spot to join us for a day of filming as an extra in the movie! At this level, you'll also be entered to **win the ultimate prize of a speaking role in the film**.*

$5,000: Receive a **signed copy of the Pharma film poster** and early, exclusive access to the Director's Cut of the Trailer for the film before it is released to the public.

$10,000: **Get a first look at the script!** This script has been kept top secret. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen. Additionally, you'll receive a **signed copy of a shooting script** upon release of the movie.**

$20,000: Invitation to the World Premiere! You'll join us on the red carpet as we celebrate the opening of the film. Mingle with celebrities and be the first to watch the story come to life on the big screen!**

$50,000: Own a piece of movie memorabilia! This perk is for our movie buffs who love collector's items! In addition to receiving your choice of a Limited Edition NFT or autographed movie still from the feature, you'll be gifted a one of a kind prop following the release of the film.

$100,000: Associate Producer Credit and a day on set! Enjoy a full day on set with your own seat in video village with our team where you'll **watch the script come to life before your eyes**. You'll also receive an associate producer credit that will be included in listings on IMDB and in the cinema version credit roll of the film.*

$250,000: Our top investors earn a **prestigious Executive Producer Credit** that will be included in listings on IMDB and the cinema version credit roll of the film. In addition to a full day on set, Our Executive Producers will receive **2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.***

INVEST NOW (http://www.wefunder.com/frankiesstoryllc)

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Frankie's Story LLC Is 'Testing The Waters' To Gauge Investor Interest In An Offering Under Regulation Crowdfunding. No Money Or Other Consideration Is Being Solicited. If Sent, It Will Not Be Accepted. No Offer To Buy Securities Will Be Accepted. No Part Of The Purchase Price Will Be Received Until A Form C Is Filed And Only Through Wefunder's Platform. Any Indication Of Interest Involves No Obligation Or Commitment Of Any Kind.

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Pharma the Movie


'Heroine' of FDA Keeps Bad Drug Off of Market
Pharma
Based on the Incredible true story of Dr. Frances Kelsey and the 1960s thalidomide tragedy.

pharmathemovie.com Atlanta GA

EXCLUSIVE
Friends Invest First

PUBLIC LAUNCH ON SEP 14 @ 9:00 AM ET

06 DAY 08 HOUR 02 MIN 47 SEC

INVEST
min $100

$ 0

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

~~$6.77M~~ **$7M** pre-money valuation
Priced Round

Early Bird Bonus: The first $750K of investments will be at $1 per share and a $7M pre-money valuation

Investor Perks: $100, $500, $1K, $5K, $10K, $20K, $50K, $100K, $250K

LEAD INVESTOR



Deborah (Debbie) Vines Producer
Partner at Pangea Pictures, LLC

I am a film producer with a passion to produce films that are entertaining...

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. An incredible true story about courageous women that will inspire and entertain audiences worldwide.
2. Thalidomide survivors are alive today in countries all over the world.
3. This film is well-positioned for global theatrical release and a worldwide audience.
4. We have the support of thalidomide survivors in the US who are eager to have their stories told.
5. Over $400,000 raised in just 30 days in one previous crowdfund.
6. Very involved and active fanbase on social media. Email subscriber list of over 7,000.
7. Executive team with a combined 15 years experience in filmmaking, PR, business law, & distribution.

Our Team



Ashley Bratcher Producer

Award winning actress/producer/writer and star of the box office hit, Unplanned. Over a decade of filmmaking experience with 40+ credits in television and film.



Dori Zavala Producer/Legal

Award winning screenwriter and attorney with over 20 years' experience practicing business law and litigation. She also passed the Series 65 investment license exam and has acted as an investment Adviser Representative.

More than a movie, Pharma is a movement.

In April of 2023, over 1,300 investors led the first crowdfund round for the production of the feature film, Pharma, totaling over $400,000. Due to popular demand, we've decided to issue a 2nd offering to invest in our project!

The script is based on the incredible true story of Dr. Frances "Frankie" Kelsey and her fight to keep a dangerous drug from being approved for the US market. Risking her career and family along the way, Frankie wages war against big Pharma in 1960, resisting intense pressure and threats from inside the FDA to expose the biggest unmonitored drug trial in US history.


Washington Post
U.S. Captain
'Heroine' of

Dr. Kelsey's heroic efforts are an example of what one person can do to prevent disaster and change the course of history.


"I know that we are all most indebted to Dr. Kelsey. The relationship and the hopes that all of us have for our children, I think, indicate to Dr. Kelsey, I am sure, how important her work is and those who labor with her to protect our families. So, Doctor, I know you know how much the country appreciates what you have done."
-John F. Kennedy

Frankie's story will inspire audiences for years to come and shine a light on the overlooked tragedy that has impacted tens of thousands of people around the world. Her battle was one of David and Goliath proportions: One woman taking on the billion-dollar pharmaceutical industry to expose corruption and prevent a national tragedy.



to date
SURVIVORS OF THALIDOMIDE
have not received full restitution.
Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories.

The ramifications of this historical event still linger today. Though Dr. Kelsey's efforts prevented a US disaster, many around the world suffered. To date, survivors of thalidomide have not received full restitution. Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories. We hope to encourage survivors, by showing them that their story has not gone unnoticed, and impact audiences to take action in the face of injustice.



Dr. Trent Stephens


Mark Harrelson

Pharma is an important and critically relevant story for this moment in history. As we emerge from a global pandemic and new information comes to light each day, Frankie's story highlights the risk of placing trust in huge corporations and government entities without proper oversight.


FRANKIE
(chuckles)
No. I just crossed out the Mr. Wrote in Ms. and accepted the offer.
Script
It all starts with a good story...

In addition to an award winning feature length script, the proof of concept and short film, Pharma, has entered the 2023 festival circuit with multiple official selections, nominations, and category wins. The caliber of the project produced on a modest $80k budget, exhibits the skill and indie grit that the team brings to the table.


Dr. Kelsey Would Prefer to Retain Anonymity
STIFFER DRUG LAW URGED BY KENNEDY
Drug Market Guardian
Award Winning Short Film // Pharma

Lead Producer, Ashley Bratcher, is an award winning actress and the star of the box office hit Unplanned. Unplanned premiered at number 4 its opening weekend in the box office among major Hollywood Studio competition including Captain Marvel, Us, and Dumbo. According to Box Office Mojo, the film took in an estimated $6,110,000 at the end of the weekend, with a cumulative per-screen average of $5,770 on just 1,059. To date, it has grossed over $21 million dollars off of a modest $6 million dollar budget.

Ashley's heart for telling true stories that encourage positive change has been the driving force for bringing Pharma to the screen. In 2020, Ashley founded her own production company, Simple Jane Films, to focus on creating content about ordinary women with extraordinary stories. She is backed by an executive team with a combined 15 years experience in filmmaking. Their areas of expertise include screenwriting, production, public relations, marketing, business law, and distribution.


Production Team
ASHLEY BRATCHER
PRODUCER
DORI ZAVALA
PRODUCER
SHELBY THOMAS
ASSOCIATE PRODUCER
NICOLE WEIDER
EXECUTIVE PRODUCER

Our goal is to raise $5 million dollars for the development, production, post production, and attachment of key talent through our crowdfund raise. Part of this budget will be allocated to ongoing development, with the remaining balance allocated towards production and distribution. At the $2 million dollar mark, the film will begin pre-prodution and start filming. If you decide to invest, you'll be raising awareness that this story should be seen on screens around the world.


I immediately knew that
THIS WAS A STORY THAT NEEDED TO BE TOLD
so I got to work on the script.
The more I learned, the more I wanted to share it with the world.
-Dori Zavala (Screenwriter)

Though investing in movies is incredibly risky, and a return on investment can never be guaranteed, we feel that the profitability of biopics has remained consistent over the years. Films such as Hidden Figures, Erin Brockovich and The Imitation Game have realized enormous

profits at the box office. These kinds of movies often become classics, proving the test of time, and creating more downstream revenue for years to come.


Comparables
Pharma is a 3 quadrant film, appealing to men and women over 25 as well as females under 25.
< 25 Females
< 25 Males
> 25 Females
> 25 Males
HIDDEN FIGURES
THE IMITATION GAME
JACKIE


Comparables
BIG EYES
SPOTLIGHT
JUST MERCY
THE POST

**Success in other projects does not guarantee success in Pharma. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.*

Pharma is a story of investigative action, emotional drama, high stakes, and courage. This is your chance to be a part of movie history, creating a legacy with a movie that explores history while entertaining, engaging, and inspiring its audience.


Ashley Bratcher

In addition to making a really amazing movie, we've always wanted to build a community where our fans and investors feel connected to our project beyond just a dollar amount. We want you to be able to share this journey with us and have an experience that makes you excited and proud to be a part of the Pharma investor family.


Pharma
YOUR PERKS JUST GOT EVEN BETTER.

$100: Access to INVESTOR ONLY live virtual roundtable discussions with the filmmakers to discuss behind the scenes, chat with special guests, and participate in Q&A.

$500: Full Credit Roll Mention. Ever wanted to see your name on the big screen? This perk will get your name listed in the Cinema version credit roll!

$1,000: BE IN THE MOVIE! You'll receive a guaranteed spot to join us for a day of filming as an extra in the movie! At this level, you'll also be entered to win the ultimate prize of a speaking role in the film.*

$5,000: Receive a signed copy of the **Pharma film poster** and **early, exclusive access** to the Director's Cut of the Trailer for the film before it is released to the public.

$10,000: Get a first look at the script! This script has been kept top secret. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen. Additionally, you'll receive a signed copy of a shooting script upon release of the movie.**

$20,000: Invitation to the World Premiere! You'll join us on the red carpet as we celebrate the opening of the film. Mingle with celebrities and be the first to watch the story come to life on the big screen!**

$50,000: Own a piece of movie memorabilia! This perk is for our movie buffs who love collector's items! In addition to receiving your choice of a Limited Edition NFT or autographed

movie still from the feature, you'll be gifted a one of a kind prop following the release of the film.

$100,000: Associate Producer Credit and a day on set! Enjoy a full day on set with your own seat in video village with our team where you'll watch the script come to life before your eyes. You'll also receive an associate producer credit that will be included in listings on IMDB and in the cinema version credit roll of the film.*

$250,000: Our top investors earn a prestigious Executive Producer Credit that will be included in listings on IMDB and the cinema version credit roll of the film. In addition to a full day on set, Our Executive Producers will receive 2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.*

**Travel and lodging not included. **A signed NDA will be required prior to receiving a copy of the script.*

Frankie's Story, LLC is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

FRANKIE'S STORY LLC VIDEO TRANSCRIPTS:

WEFUNDER PAGE: HERO VIDEO

I had a job at the FDA.They didn't like the questions I was asking.You heard that I fired barbara moulton.They'll make me do the same to you.The FDA is corrupt.Trying to change a drug laws is a political landmine.Bribery, off the books consulting fees,national the tips of the iceberg.Merrill pharmaceuticals is working with convicted nazis.They're approving unsafe drugs. This has to stop.I need proof.I want to start a new war.

You've just watched a short proof of concept for pharma, a feature film that chronicles the courageous true story of dr.Frances kelsey, who risked her career and herfamily as she waged war against big pharma.She resisted intense opposition from inside theFDA in order to expose the biggest unmonitored drug trial in u. S. History.This is a david and goliath type story. Frances Kelsey was one woman up against the billion dollar pharmaceutical company and faced so much resistance within her own government agency. I can't imagine what it would be like to work within the FDA and try to fight this corruption and then be trailed by big pharma, risk her career and her family. JFK went on to award her a presidential medal for her work.

In the 1960s, in the US.Drug regulation was surprisingly loose.Doctors were allowed to give out samples of medication to patients without their knowledge that it was an experimental drug.I was shocked to learn that even pregnant women were given experimental drugs without their consent.

Frankie learned that thalidomide, a drug sold all over the world, second only to aspirin, was linked to birth defects.When she raised these concerns with the FDA and big pharma, she was threatened to be fired to be deported.Frankie also discovered that Grunenthal thalidomide's creator employed more nazi war criminals than any other company in the world.I'm fueled by a desire to make movies that matter.I'm a fighter, so I understand frankie's passion.

In 2019, I starred in the movie unplanned.I knew taking on the role of abby wouldcome with consequences, but I was prepared for it.I think that doing that movie really shifted my perspective.I wanted to be a part of things that had impact in a positive way on people.We just want to shed a light on a hidden story in american medical history, because we know that when people don't know history, they're doomed to repeat it.

WEFUNDER PAGE: DR. TRENT STEPHENS - WHY PHARMA

My name is Trent Stevens I am an Emeritus professor of anatomy and embryology at Idaho State University there is a gorgeous movie here to be made. This is an amazing story about an amazing woman, actually two amazing women, Frances Kelsey and Barbara Moulton. They were just… sorry. They are absolutely incredible models of what people should be doing and Francis Kelsey and Barbara Moulton are the kind of scientists that should be a hero to everybody and they're the kind of people that movies should be made about… and it's high time.

WEFUNDER PAGE: MEET MARK - THALIDOMIDE SURVIVOR

thalidomide caused these birth defects I
had 21 hand operations and I had finger
transplants at UNC
starting 18 months old and I had my last
hand surgery at 13 years old spent a lot
of my summertime and Christmas time from
school in the hospital
so I reached out to UNC medical and I
asked them what I needed to do about
donating my hands back
giving them back where they came from
because Dr Peacock started the surgeries
and he was world renowned for for
reconstructive surgery and he traveled
the world doing surgeries on
children's hands to give them the hands
they needed to cope with life
they flew me up there and they did
skeletal 3D models
of my hands to
see the
work that he did but also to see how
it's endured
all these years
it's not only that it's
all the children
that he gave life
because if you don't have your hands you
don't have nothing

it's important for all of us to be heard
in those times of of the 50s and 60s
women didn't have a voice
and it it's just well I'm so thankful
that it went across Francis Kelsey's
desk when it could have went through
some other guy's desk and him just
rubber stamp it in
it was meant to go across her desk and
she was meant to be the voice that's how
movements start it has to be a mass
movement majority of people have to get
on board with this and I think the movie
is the way you reach masses

we
speaking on behalf of
the other victims
we have never had that
we have never had anybody
come alongside of us
hear us
stand with us
and scream for us

and we need somebody
we needed somebody long ago
we've just been kicked to the curb and
not recognized
we're tired
and we want to fight but it's about out
of us
but it's up to you
to be that voice and to stand in the
Limelight
and give us a little bit of recognition
before we pass on

WEFUNDER PAGE: IT'S ABOUT MORE THAN MAKING MOVIES

for me being in the film industry has
always been about more than just making
movies I have always wanted to be a part
of stories that matter and be able to
reach people and impact the world in a
positive way so working on Pharma is
incredibly important to me because I
know that there are people living who
were affected by this drug all over the
world thalidomide affected over 10 000
to 20 000 babies who were born with
severe birth defects or miscarriages or
died when they were born the work of Dr
Francis Kelsey is so important I was
completely shocked that I had never
heard about her in history class
she prevented widespread tragedy in the
U.S and because of Dr Francis Kelsey
blocking it in the United States there
could have been so many more who were

affected here and she's the one who's
responsible for really preventing that
tragedy for being worse in the United
States

LIVESTREAM BROADCAST: PHARMA | Production Update
https://www.youtube.com/live/3xB1J3-G5yo?si=2efYA7AKQCjIqu-y
Streamed live on Aug 22, 2023

Description:
Join us LIVE as we discuss what's been going on behind the scenes, our next steps, and answer your questions! We can't wait to connect and share some fun news with you about our new fan experience opportunities!

-

Frankie's Story LLC. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Livestream Transcript:

4:31
hey everybody we are back with our first live stream in so long I am so excited
4:39
to be here with you guys we have so many things that we want to share with you I'm going to be honest when we first
4:45
started doing these live streams back uh you know when we were talking about getting Pharma up and off the ground I
4:53
was terrified it's one thing to be an actress but it's a totally different thing to get on a live stream and just
4:58
be yourself and be completely vulnerable and not know what's going to happen because it's live but here we are and
5:04
it's been such a fun experience and and like I said tons of really fun
5:10
announcements uh I am going to go ahead and bring on my co-producer and that is
5:16

Dory Zavala she's one of our producers and she's also the screenwriter Dory hey
5:23
hey can you hear me okay we sure can good to be okay so I was
5:30
going back and I was wondering where everybody's from because a lot of people don't know they asked me all the time
5:35
they're like do you live in Hollywood if people just assume that but I actually live in the Wilmington North Carolina
5:41
area so it is beautiful here it's summertime the beaches are gorgeous and
5:47
Dory you are from oh no
5:54
I was looking at some of the comments and it looks like we have someone else from Phoenix
5:59
um a couple people from New Jersey Dallas Atlanta New York Mississippi whoa
6:06
Knoxville Tennessee oh somebody else from North Carolina very cool San
6:11
Antonio you guys are all over the U.S this is really cool I love that we're able to connect with you all over the
6:18
place so um tonight we are really just anxious to
6:23
answer your questions and tell you everything that's going on so starting right now you can go ahead and start
6:29
dropping your questions in the comment box because we'll see them pop up throughout the show and we'll answer
6:35
them as we go or when we get to the end we'll do as many as we possibly can
6:41
I would love for Dory to maybe give everybody a breakdown because if you're
6:46
joining us for the first time and you've never heard of Pharma Dory is the screenwriter of the feature film that is
6:52
based on the true story about Dr Francis Kelsey so Dorian maybe give us a brief
6:58
overview what's the movie about yeah so it's the Amazing Story it's
7:04
based on a true story of Dr Francis Kelsey who was one of the first female
7:09

doctors to work at the FDA and in night
7:16
um for thalidomide and she had a bad feeling about this drug she was an
7:21
amazing woman very educated had a PhD in Pharmacology and an MD and something about this drug gave her paws so the
7:30
movie of Pharma is basically the story of how she stood up for what she
7:36
believed in and how she stood up to the pharmaceutical company you know the billionaire pharmaceutical industry that
7:42
was trying to get this drug approved and um the FDA and her agency it turns out
7:48
it had been approved in a bunch of other countries but it turns out that this drugs thalidomide was causing birth defects and so Dr Kelsey kept it from
7:56
being approved on the U.S market but come to find out from a marketing loophole it had been given out in the
8:01
U.S and they ended up doing this very large recall of the drug um based in large part on Dr Kelsey so
8:10
Pharma that's a little bit of a longer description but Pharma basically covers
8:15
um you know Dr Kelsey's work but then we also look at some other aspects of the thalidomide tragedy in the U.S
8:22
that is something that I think is really important for people to know you mentioned that there was a marketing
8:28
loophole right so although the drug was never approved in the FDA thank goodness
8:34
for Dr Francis Kelsey it was still handed out as a sample and it was
8:39
essentially known as one of the largest unmonitored drug trials in U.S history and they were given it to pregnant women
8:47
they had no idea that this wasn't approved and they were able just to go to doctors and say this is a miracle
8:52
drug and in the folder and the files that Dr Kelsey was getting most of the information was Doctor testimonials and
9:00

something really interesting that we found out later was that even some of these doctor testimonials had been
9:05
falsified so she went in and started exposing the corruption she asked a lot of great
9:10
questions and she stood up to the FDA when they pushed back and they said rubber stamp it she found out that big
9:17
Pharma was bribing the FDA at the time and she risked it all she went to the
9:22
Washington Post to stand up for what she knew was right and when the word got out the Washington Post dubbed her a hero
9:29
John F Kennedy found out about it and he awarded her one of the highest civilian honors so in a nutshell let's just give
9:36
you a one-liner I would say that this movie is like Aaron Brockovich set in
9:41
the 1960s at the FDA it's a really cool compelling investigative drama and it deals with
9:49
real lives uh we actually probably have I saw some people in the comments we
9:56
have some thalidomide survivors in the comments um I did see Tim Tim I saw your name up
10:02
there somewhere Tim is a thalidomide Survivor and I have had the honor and
10:07
privilege of meeting several of these survivors in the U.S who suffered at the
10:13
hands of big Pharma and the negligence of the FDA and they have birth defects
10:18
some of them are internal some of them have shortened Limbs and their lives have been just horribly affected by what
10:27
happened and a lot of people don't know that these survivors were never
10:32
recognized so in the United States we are one of the only countries that
10:38
hasn't recognized our survivors and we've been working with these thalidomide survivors personally to be
10:45
able to say we want to walk alongside of you and we want to lend our platform to you to give you a voice so I'm really
10:53

proud to know many of you um if you're a thalidomide Survivor and you want to be recognized feel free to drop it in the
11:00
comments and we'll call you out I'm actually going to show a few of their videos later because we've been able to
11:05
do some interviews with our survivors several of them have endorsed our film
11:10
they're very excited about us getting the word out about what happened to them and they believe that film is one of the
11:17
best ways to impact the world we know that storytelling has a way of just
11:23
affecting people on a very personal level so we will share some of their stories later on
11:30
um all right Dory lets you and I talk a little bit about why we were making this
11:38
movie I think we'll we'll play a short clip where I've shared my heart here and
11:44
it's it's why I loved the script so much like I mentioned Dory is the screenwriter and I found the script and
11:52
it was really kind of this happenstance thing where I was sorting through just hundreds of scripts online and I came
11:59
across dory's and I was just blown away because I could not believe that I had never heard this story before so here's
12:06
one of the reasons that we think that this story is so important I'm gonna turn it over to our producer backstage
12:12
and he's Gonna Roll a little clip for you and it's called y forma
12:20
foreign
12:27
has always been about more than just making movies I have always wanted to be part of the stories that mirror and be
12:33
able to reach people in the world in a positive way to work in Pharma is
12:39
incredibly important to me because I know that there are people living who were affected by this drug all over the
12:44
world thalidomide affected over 10 000 to 20 000 babies who were born with

12:50
severe birth defects or miscarriages or died when they were born the work of Dr
12:55
Francis Kelsey is so important I was completely shocked that I had never heard about her in history class
13:01
she prevented widespread tragedy in the U.S and because of Dr Francis Kelsey
13:06
blocking it in the United States there could have been so many more who were affected here and she's the one who's
13:13
responsible for really preventing that tragedy for being worse in the United States
13:32
a little blip there and nobody could hear what I was saying Could you um so this is a very personal story it
13:40
is one that has affected a lot of people in the real world and I'd love for you to
13:46
hear another one of their stories so I am going to play Mark's video and we'll
13:51
get that right up for you guys and you can hear from one of our survivors named Mark as he shares his story
14:08
calls these birth defects I had 21 hand operations and I had finger transplants
14:14
at UNC starting 18 months old and I have my last hand surgery at 13 years old
14:21
spent a lot of my summer time and Christmas time from school in the hospital
14:27
so I reached out to UNC medical and I asked them what I needed to do about
14:33
donating my hands back giving them back where they came from because Dr Peacock started the surgeries
14:42
and he was world renowned for for reconstructive surgery and he traveled the world doing surgeries on children's
14:50
hands to giving them the hands they needed to cope with life they flew me up there and they did
14:57
skeletal 3D models of my hands to
15:02
see the work that he did but also to see how it's endured
15:08
all these years it's not only that it's all the children

15:15
that he gave life because if you don't have your hands you
15:21
don't have nothing why do you think that Pharma the movie
15:26
is important it's important for all of us to be heard in those times of of the 50s and 60s
15:34
women didn't have a voice and it it's just well I'm so thankful
15:40
that it went across Francis Kelsey's desk when it could have went through some other guy's desk and him just
15:46
rubber stamp it and it was meant to go across her desk and she was meant to be the voice that's how
15:53
movements start it has to be a mass movement majority of people have to get
15:58
on board with this and I think the movie is the way you reach masses
16:04
we speaking on behalf of the other victims
16:12
we have never had that we have never had anybody
16:18
come alongside of us hear us stand with us
16:25
and scream for us
16:32
and we need somebody we needed somebody long ago
16:41
we've just been kicked to the curb and not recognized we're tired
16:47
and we want to fight but it's about out of us but it's up to you
16:55
to be their voice and to stand in the Limelight and give us a little bit of recognition
17:00
before we pass on
17:09
it's really hard for me sometimes to um find the right words after I watch
17:15
these videos I mean I've already met these people but when I sat across from
17:21
from Mark what I just love is his heart right because he has endured so much
17:27

pain throughout his life and he talked about having so many surgeries and here he is saying that he wants to give back
17:34
because he had all of these surgeries that helped the research to help other
17:40
children and it's like you said if you don't have your hands you don't have anything and that's just one of the many
17:46
stories of these people so beyond it just being an incredible true story
17:51
about Dr Francis Kelsey in her fight we want to highlight these people and give
17:57
them the recognition that they deserve okay we're going to go over a couple of
18:03
production updates now because I know that a lot of you are here for that right what has Pharma been doing well
18:11
since our last live stream we closed our
18:16
uh crowdfund at four hundred thousand dollars just over four hundred thousand dollars
18:22
it's incredible we're so excited okay you can go to uh farminthemovie.com and
18:27
you can see more about what we've already done and you can see more of the Survivor stories but we successfully
18:33
closed that crowd fund at over four hundred thousand dollars in just 30 days
18:38
that's huge we were so excited and what we've been able to do since then is
18:44
personally connect with our investors and so we like to be available to our
18:49
investors we want you to feel connected to us on this journey we want you to be involved and last night if you are an
18:58
investor you got a very special email and the email that you got announced
19:03
that we are opening a second crowd fund we had so many people reach out to us
19:09
and say we want to increase our investment or I miss my opportunity how do I get in on this and we want to help
19:16
you make this movie because we need to reach a minimum goal of two million dollars is our minimum goal to go into

19:22
production so we've already raised over 400 000 from our crowd fund we raise an
19:27
additional 250 000 from private investment so we're looking really good we're getting there guys and we have
19:35
just now opened up a second crowdfund so if you're an investor you got that first
19:40
dib notice and something really cool about this crowdfund is we have decided
19:46
that instead of spending tons of money on Advertising we want to make sure that
19:52
we're giving back to you so of course you know you spend a little bit of money on Advertising but our goal is to create
19:57
fan experiences where you are involved in the movie so I want to share with you
20:02
guys we just updated our perks and they are really cool
20:08
okay so some of these perks that you can see are exclusive meetings with the
20:13
producers so we're not just talking about a live stream we're talking about entering a private group where you can
20:18
ask us your questions maybe you're a filmmaker I don't know maybe you just want to say hey Ashley what do you do
20:24
for a hobby okay great let's have a conversation we're gonna have meetings like that we want to get to know you
20:29
you're a part of this process one of the most popular perks that we have found in the last 24 hours is that people really
20:37
want to be in the movie so we have a perk and it's it's a lower level perk so
20:43
it's very attainable and you can actually be in the movie as an extra you get to come to set and at that level
20:49
you'll be entered to win the Ultimate Prize of a speaking role we have other really cool perks like one-of-a-kind
20:55
memory movie memorabilia like one of the props from the movie and there's going to be some cool ones because remember
21:01

this is a 1960s period piece so they're going to be some really cool props that
21:06
people are going to be able to get we want to extend invitations to attend the world premiere we want you guys to be
21:13
with us and walk the red carpet because you're the ones who believe in us and are making this happen if you want to
21:18
know all about the perks go to farmofthemovie.com to see the complete list and that's where you'll be able to
21:24
see all of the perks and all of the different levels so that brings us to our next crowd fund
21:32
if our producer backstage doesn't mind sharing his screen we would love to show
21:38
our refunder page
21:44
and while we're waiting for him to do that I'll just tell you guys that we're really excited and I think you're going to be surprised when it pops up on the
21:50
screen okay here we go
21:55
as you can see this has only been open for less than 24
22:00
hours we sent this out to our investors only and said hey you get first dibs on
22:07
reserving your next investment and so many people came back to us and they
22:13
said we believe in this project so much that we want to invest more so in less
22:18
than 24 hours we have a hundred and seven thousand dollars in reserved
22:25
investment this this is huge you guys I mean it's been one day we plan to keep this
22:31
crowdfund open until October 31st that is the goal again we want to hit the two
22:36
million dollar Mark to go into production we hit two million dollars we're in there and remember we've
22:42
already raised around 625 650 000 am I saying that right Dory total yeah so that's in addition to what
22:50
you're seeing on the screen a hundred and seven thousand dollars um and one person in particular that I

22:56
would really like to go ahead and mention to you guys let me pull up her name if you'll just
23:01
click on that lead investor button right there
23:07
Debbie Vines is our lead investor with Pangea pictures and this woman believes
23:13
in our project so much that she has invested as the lead investor in this crowdfund at a hundred thousand dollars
23:21
so she is listed right there if you want to know more about her and why she believes in this project and thinks you
23:27
should support it too you can click on our page at
23:32
www.investinfarma.com and you will be able to see what she thinks let's see here
23:40
some other cool things that we have going on uh some Film Festival updates
23:46
so so one of the things that we have been doing since we closed our crowdfund
23:51
is we have been we've been going to film festival circuits I keep trying to click
23:58
a banner so um another thing behind the scenes I'll just share with you guys because we're being real with you here this is our first time doing our own
24:06
live stream where we're actually behind the curtain and we're clicking buttons and we're reading your comments and so
24:13
sometimes I'm like wait did I just click that did you just click that there we go so give us a little Grace
24:21
we're learning that behind the scenes but I also want you guys to know that everything that you see our little team
24:27
made this so we hope that you like what you're seeing and that you believe in the quality of what we're doing so again
24:35
you can express interest at investing pharma.com that's up on the screen there for you right now it looks like we've
24:41
had some other people invest I see Jamie for a thousand dollars thank you thank
24:46
you so much uh Cheryl five hundred dollars

24:51
you Helen thank you uh let's see Denise Denise Deborah
25:00
Robert Randy holy smokes you guys this is crazy Denny fifteen hundred dollars
25:06
Troy Lisa Diane Anita okay I feel like we're just gonna go through a long list of people because this is crazy you guys
25:12
are just really um pushing us up to get this movie into production and that's exactly what it's
25:20
going to take so thank you from the bottom of our hearts we are so grateful
25:27
okay now back to what I was talking about with film festivals a lot of you may or may not know that there has been
25:35
a major Hollywood strike going on the wga is the writer's Guild of America they've been on strike for the longest
25:42
and the Screen Actors Guild has been on strike along with him so how does that affect production right well it has a
25:49
big impact on production and because we are going to be a sag project meaning we want to have star
25:55
names we want to work with legitimate very talented people we can't make offers we can't get actors to sign on we
26:02
can't get certain people to read the script because of everything that's going on so we have been problem solving
26:08
we're constantly strategizing how do we keep the project moving forward well here's what we've been doing
26:13
we have been racking up our Festival Laurels what does that mean why is it
26:20
important well it is important because when you attend a festival or you get recognition at a festival basically the
26:28
industry and your colleagues are recognizing that the quality of your work is top-notch and as you can see
26:34
we've already won some awards uh we've been recognizing just in the last 24
26:39
hours we just got accepted to two more film festivals this coming weekend we

26:44
will be going to the Flagstaff International Film Festival and we'll
26:49
have some updates at that time as to whether or not we're winners sometimes they tell us ahead of time sometimes we
26:56
don't know until we get there but festivals are important because it's also a way to network so not only are we
27:02
getting recognition for the quality of our work but we get to go to network with people who may be Distributors who
27:08
may be actors who may be more investors to get them excited about what we're doing so our film is a proof of concept
27:16
that we created that some of you have seen this is a director's cut of the film so it's a little bit different than
27:23
what was online previously and it's doing really really well on the festival circuit so we're super excited about
27:29
that Dory I'm going to turn it over to you for a minute and let you kind of lead the discussion where we're going next
27:36
um yeah I just wanted to let you guys know that we do have an email list um and we would love for you guys to
27:41
join our email list if you'd like to be um updated with everything that's going on a lot of the stuff that we're talking
27:46
about here our email list already knew ahead of time what was happening and we make sure to keep them in the loop uh
27:53
you don't have to invest Esther donate to be a member of the list you can just sign up and we have the QR code right
28:00
here am I pointing to it right here is the Subscribe QR code
28:06
um if you don't have a QR code on your phone or can't get to that right now you can go to our website at
28:11
pharmofthemovie.com and at the bottom of that web site we have a subscribe our email
28:17

updates and we would love to have you there we're very active with our email community and respond to questions and
28:24
um you know make sure that we read every single one we also have gotten some messages of support from you guys and that always means so much to us
28:31
um you know it's hard work making a movie especially one with a social impact like we're trying to do and it's just so encouraging us to
28:39
us to get those messages so we would love if you guys subscribed and and reached out to us
28:44
um through the list back to you Ashley
28:54
you're muted I think I'm so ashamed
29:00
I feel like we've been doing this for so long but nevertheless you forget that you're muted I know that you guys watch
29:06
and I've done it too so I'll give myself a little Grace um we talked a little bit about two million dollars we are going into
29:13
production we're making this thing happen we have figured out a way to get our budget down to five million dollars
29:20
which is exciting news and we're going to explain to you how because we've gotten really creative we
29:26
have gotten really gritty and we are Indie filmmakers who are going to make it happen and it's going to look
29:31
incredible so here are some of the ways that we have figured out that we can
29:37
fund this movie for less one of the biggest things that we have added to our
29:42
project is a fiscal sponsor so we have a 501c3 fiscal sponsor they
29:50
are from the heart Productions what is a fiscal sponsor it is a non-profit organization that provides fiduciary
29:56
oversight financial management and other administrative services to help build the capacity of charitable projects we
30:02
are a charitable project we hope to be and we want to be able to donate a portion of our profits to thalidomide

30:08
survivors that is our goal wholeheartedly and a fiscal sponsor also
30:13
keeps all of our transactions very transparent now this is not the this is
30:19
not the investment piece right this is if you want to donate which we had a lot of people do last time they said you
30:25
know what I don't want to put in all my information or maybe I only can give ten dollars this is how you can do it you can go
30:32
through our fiscal sponsor and you get a tax deductible write-off something else that is really really cool that helps
30:38
with our getting the budget down is that we can also get in-kind donations
30:44
so this company in particular this 501c3 they really focus on films that make an
30:50
impact they have been in good standing for 30 years and in-kind donations may
30:58
also be tax deductible why do we care about unkind donations this is why and I
31:04
think you guys will understand why it's pretty savvy all right here's an example of some in-kind donations we are looking for
31:12
people who maybe cannot invest or for different reasons they would like to use their business on in some capacity so we
31:20
would love if you have an office building that looks like it's from the 1960s and could possibly be an FDA
31:25
building or a pharmaceutical building hit us up please hello at farmofthemovie.com let us know if you
31:31
would be willing to let us use it do you have a vintage car please let us know it could be a tax deductible write-off for
31:38
you if you let us use your vintage car in the movie we can take everything from snacks for our craft Services office
31:45
supplies we are looking for picture houses meaning where is Dr Francis Kelsey going to live in the movie RVs to
31:52

help with um you know having our stars on set we're looking for production offices so if you own a small business
32:00
and you have extra space for our producers to come and work then please let us know and we're not just saying
32:06
you know like give it to us for free we're saying I don't know can you give it to us at a discount if you want to give it to us for free even better we're
32:12
not going to say no do you have a church that would be a beautiful place for us
32:19
to shoot one of our church scenes this is a way for you guys to be involved to it's super helpful to us obviously
32:25
because we're able to get our our budget down and it's also a way that we get to
32:32
connect with you guys one-on-one we get to come to your community we get to be involved with your local businesses and
32:38
that's what we want that kind of brings us to you know like where are we filming some people have asked us that where are
32:44
we filming I don't know we're kind of putting that ball in your court because if you think that you know of a
32:49
beautiful location or you want to maybe lend an in-kind donation that would draw
32:55
us to your area if enough people from that area want to support the movie that's what we're going to do just hands down wherever it
33:02
makes the most sense to shoot the movie we've always kind of had our heart on on filming this movie in Columbus Georgia
33:08
I'll be honest we love Columbus Georgia so if you live somewhere else just know
33:13
that Columbus is fighting for the movie but we're not opposed to coming where you guys want us to be we would love to
33:21
be able to do that with you guys um and again you know when we talk about the investment piece you know that's the
33:27
donation aspect that's for people who Maybe Can't invest and that's for people who maybe just want to give like 10 50
33:34

or any any amount you can just donate for a tax write-off but going back to
33:39
the investment piece that is where you actually get to own equity in our
33:44
project if the movie is profitable then you share in the profits you can find out all about that if you go to invest
33:52
in pharma.com that's where you can go and get your reservation for your event
33:57
assessment we've seen in less than 24 hours over a hundred thousand dollars come in it's crazy we're so excited we
34:05
can see the light at the end of the tunnel if we reach our goal we could absolutely be filming this movie at the
34:12
beginning of 2024. we're coming into September we can get our ducks in a row
34:17
and we could be filming with your help so if you want to invest don't forget we have those really cool perks um while
34:24
we're talking if our producer backstage could get those perks on the screen from uh the website
34:30
farmofthemovie.com you can go there yourself our producer behind the scenes is going to pull them up for us and
34:36
share them on our screen because there's some really cool ones that I want you guys to know about uh so let's see if we
34:42
can get that up uh all right our producer behind the
34:48
scenes is getting that up for you guys right now and if you if you want to
34:55
visit the website yourself you can totally do that you're just going to go to afarma the movie.com there's a
35:01
there's a tab at the top that is labeled perks and you will be able to see all of
35:06
the different ones while we are waiting to get that up on the screen I will go
35:12
ahead and share some of those with you so invest oh there we go look at that
35:19
okay hold on just a second producer can we spell back up do you guys see that cute image I just want everybody to pay
35:25

attention because our team is working really hard behind the scenes we have a great marketing team we have a very
35:31
small Indie gritty team and we love The Branding that they've put together we
35:37
think that it's beautiful we hope that everybody likes it and you get a feel for the kind of movie that we want to
35:43
make this really interesting 1960s we want to get into all of the fashion we want to see that world really come to
35:50
life all right let's scroll down on those perks alrighty so a hundred dollars again
35:57
that's access to the investor investor only access you get to have behind the scenes personal interactions with us you
36:03
want to have your name in the movie credits that's 500 okay this thousand dollar one is the one that I really want
36:09
to talk about because this is your chance to be in the movie This is the
36:14
opportunity for you to get a guaranteed spot to come join us on set and be in
36:21
the movie and at this level you're also when to get that coveted speaking role you don't have to be an actor maybe
36:27
you're just somebody who's always wanted to say a couple lines in a movie that's the level and something that I want to
36:33
mention as well is that if you previously invested in Pharma in our first crowdfund raise then whatever you
36:40
invest now will add to that total so for example if you invested 500 in the last
36:46
round and you invest 500 more now you qualify for the 100th you qualify for
36:52
the thousand dollar per of being in the movie that's a really cool one so as we scroll down you'll see there are more
36:58
there our script has been kept top secret we have a couple of people that
37:04
have reached that ten thousand dollar level that are getting a first look at our script that basically nobody's seen
37:11

there's there's only a handful of people who have been able to get their hands on this script because it's sensitive material and now people have reached
37:19
that level where they get to read the script and tell us what they think of it we actually have some thalidomide survivors who read the script and that
37:25
was really interesting and wonderful because they gave us their feedback about how they were impacted so as they
37:32
were reading the script they were able to personally connect to it and we were so proud by some of the things that they
37:39
said to us after they were reading it and how touched they were by it okay going down a little bit more twenty
37:46
thousand dollars is an invitation to the world premiere and then hundred thousand dollars is our associate producer you're
37:51
on set with us you're sitting in video Village or producer on set you're watching the movie come to life before
37:57
your eyes and then our executive producers we do already have an executive producer at this level and
38:03
she's going to be walking that red carpet with us and she'll be right there with all of you that are coming to the
38:10
world premiere and you'll get to mingle with celebrities the difference here is that our EPS get VIP access
38:17
meaning they get to go to the area where they're going to be mingling with the celebrities meet and greets all of those
38:23
fun things VIP party all of the things that you can imagine would happen at a
38:28
Hollywood Premiere you're going to get to experience that at that level so if you're one of those people and you
38:34
really believe in our project then come on board we're ready to make a movie and we want to do it with you so let's take
38:41
a look back at where we are right now um we are going to talk a little bit more about why we're using we funder
38:47

because we've had some questions about that so when we're talking about we funder you know this is a new crowdfund
38:53
so when you go to invest right now you're going to see our we funder page pop up
38:59
this is why we chose to use we Thunder because they are experienced transparent
39:06
well-known and established we as filmmakers are probably honest to a
39:11
fault I know that I am we're loyal to a fault and we do Fair transparent
39:17
business so like we said like Dory said if you email us you're going to get an answer I would say within 48 hours if
39:24
not within a couple of hours because we're the kind of people we want to make sure that you know what's going on so we
39:30
are more than willing to be in touch with you another thing that we really love about we funder is that they donate
39:38
five percent of their profits to Grants and supporting and mentorship for the
39:43
founders which is a huge thing for a company to turn around and give back films on this site have raised millions
39:51
of dollars in Investments we're not the first film to be on this site they've seen major success throughout the time
39:58
that they've been in business helping Founders get off the ground let's see door do you want to add anything to that
40:04
I'm just talking away here now you're doing great I mean we
40:09
researched a lot we researched everything that we do because we want to make sure that we have the right Partners uh this
40:16
project means so much to us um and we know that the survivors are counting on us as well to help bring a
40:22
voice to them and their message and their stories and this is this is not something that we take lightly
40:29
um and so we did a lot of research on it and we just really liked we funder we
40:34

think that it's very they're very experienced they're very transparent like you mentioned Ashley and
40:39
um I think you guys will be impressed if you look around the site they've helped you know different film companies in the
40:44
industry but other Industries as well raise millions of dollars so we have complete trust in them and so far it's
40:50
been a really great great uh experience I think our investors will be happy with it yeah and
40:57
I'll also say this you know if you've been following our journey for a long time you know it's been a long time I
41:02
mean we got this thing started in March of last year and it just we ran into a
41:08
lot of speed bumps that unfortunately were not our fault and we kept getting delayed and what we have found in
41:15
working with we funder is that within a week's time frame we're up and running we've got our questions answered it's
41:21
streamlined they're working with our investors who need help everything has
41:27
been smooth selling with them I mean knock on wood you know you always want to fingers crossed say a prayer oh see
41:33
I'm over here knocking my microphone off off the table now I'm getting nervous I'm like so far it's
41:39
been amazing seriously um but we do love them and it's it's been a great process and we're really happy with what they're
41:45
doing and we think that you guys are gonna like investing through their platform too because it's a great way to
41:51
be able to track your investment and to just keep updated and what's also cool
41:56
is you get to see why other people invested so when you go in and you invest or someone else invests and
42:02
reserves it then they're going to put a comment about why and that not only encourages other investors but it
42:09

encourages us because we've been working for a really long time because this story is so important and it's
42:15
encouragement because it does it gets hard like Dory said and you have no idea sometimes
42:21
the messages that you send us we read them all the good the bad the ugly and
42:26
the kind we we read them all the overwhelming majority of your messages
42:31
have been so supportive and when we read them we text each other we call each
42:37
other and we say wow did you read that message oh my goodness people care about this movie they care about what we're
42:43
doing and it's incredibly encouraging to us as filmmakers to make sure we're not going to give up but it's nice to have
42:49
the help behind the scenes um okay before we go on to some q a I
42:56
would love to show another one of our thalidomide survivors videos who's do we want to show Dory is there a Survivor
43:03
who um who we didn't maybe show in a previous live stream do you remember or
43:09
is there a survivor in the comments um Tim are you still here I'm wondering
43:15
if Tim is still here I think Glenda might be Glenda's video is is pretty short so I have a feeling glinda's here
43:23
glinda's really cool Glenda has a fun story so uh let's get that video lined
43:28
up and we'll just chat until it plays on the screen so as that's getting prepped okay here
43:34
we go
43:43
I hear it
43:49
it's Reese Witherspoon's dad I told it to him I'm here today expressing my
43:55
voice I haven't stopped talking and I'm going to continue I think the movie format is
44:01
very important um I think it's going to change your lives I think it's going to get you in
44:07
the media we're the Forgotten first we don't exist and we struggle on a

44:13
daily basis since day one and I feel that you know if a lot of my children
44:18
had no choice I just hope and pray that somebody sees Pharma or her stories and
44:25
they reach out and help us to get Justice
44:35
Glinda is really cool if you couldn't hear that video maybe drop us a line in the comments so we can make sure that
44:41
the videos are playing at um at a good volume yeah the volume of these clips is
44:46
low thanks Andrew for letting us know we'll make sure that's worked out next time so if you didn't quite hear everything let me give you a recap um
44:52
first of all this will play again so if you go back and watch it you can totally up the volume but if it was too low for
44:58
you right now we're gonna figure out why and make sure that doesn't happen again so thank you guys for letting me know
45:04
that so here's the summary um Glinda and you can go see these if you can go see these videos later at
45:09
farmofthemmovie.com so if you couldn't hear it then you can definitely hear it there but Glenda is a Survivor and one
45:17
of her doctors is pretty famous and his name was Dr Witherspoon as in
45:24
Reese Witherspoon's father was was Glenda's doctor which is kind of crazy
45:30
so if anybody has a connection to Reese Witherspoon then feel free to reach out
45:36
to her because we would love to make a movie with Rhys and I think that she would probably probably be
45:42
pretty impacted by knowing that this doctor had a huge role in making sure
45:47
that Glinda has her voice okay we're getting a video of Tim lined up now
45:52
because I know that Tim is here Doug I also see you here I have a video of you too see I I know all the Survivors by
46:00
name at least all the ones I've talked to so I see them in the chat Doug I got your video

46:06
um all right so if we can get Tim or Doug's video we'll show a couple more of those and then we'll get to some q a
46:12
because we know you guys have some burning questions seen them coming through and we're ready
46:18
to answer them is this the only photo that you have of
46:24
yourself I don't have no more photos as a child because
46:30
no one really wants to know the truth what we what I look like I never existed
46:36
I have no feelings I can't move my fingers I have numbness
46:44
my elbow infused and my shoulders fused we need to be
46:50
recognized we need to be told that me and others
46:55
are out there this really did happen
47:04
I just want the
47:09
Young and I think
47:16
it's time to take care of us once and for all
47:26
as you can see from these videos um one of our taglines is more than a
47:32
movie we believe that Pharma is a movement and we think that we can really impact
47:39
um maybe even legislation or at least the awareness around the country and the
47:45
world for what's happened to these survivors because as the only country
47:51
in the world to not have recognized their survivors is a pretty big deal so we want to make sure we're honoring them
47:56
okay I think we have uh Doug's video ready Doug I know you're here so let's play your video one of your videos
48:02
anyway I'm Doug
48:09
and I am a fool is much about I've I've learned to use my uh

48:15
birth defect to my advantage what I do now is I work on race cars I
48:21
try to go in the military and couldn't so I went and getting next best thing
48:28
I went to work for the Department of Defense on the Army side and the Navy side
48:34
and I retired from that and then I went and started playing with my real passion
48:40
which is race cars sometimes I have better dexterity than others
48:46
and the biggest thing is my hands are small and there's times that they would have
48:51
to completely care something down because they can't reach it can't get in there to it to get a
48:59
hold of it I can reach and 90 of the time and get those things
49:08
Doug is so fun um I wanted to share his video with you because Doug just has such a fun spirit
49:16
and I love that he's used his birth defect to his advantage and one of the
49:22
common things that we've heard from survivors is that they had to figure out a way to overcome their birth defects to
49:29
be able to either play sports some of them played Sports and it was they really wanted to prove themselves and to
49:34
show that hey we can do things too and so I love that side of the story as well and the fact that that Doug is out there
49:40
and he's making it happen and Doug I am taking you up on that invitation to go to the race with you so
49:47
um you guys can all look forward to seeing a picture of me at the races with Doug and he's going to agree to it in
49:53
the comments and everybody can hold him to it so Doug we're all going to be looking at the comments for you to
49:59
confirm that Ashley is coming oh look at that Victoria thank you so much thank
50:06
you thank you thank you for preserving your investment for a thousand dollars that's amazing so
50:12

Victoria just got a spot in the movie how about that Victoria we are super excited to have you join us on set and
50:19
be an extra and have the opportunity to possibly win a funeral all right okay Dory anything else I'm
50:25
missing before we jump into this juicy q a I think that's it I think we've caught everybody up on them for the most
50:32
part we've been very busy behind the scenes so we're excited to be here with you guys again it's been a while again
50:39
the biggest thing is two million dollars we are going into production baby we are making it happen ready to go door to
50:46
door knock on some doors it could possibly be you we're gonna go door to door and we're gonna find some filming
50:52
locations don't be surprised yeah just don't be a surprise if you see
50:57
this face knocking on your door and saying hey you have a pretty 1960s house would you mind if we film here because I
51:03
am not above it at two million dollars we are going into production and we are so close our ultimate budget is to get
51:10
to 5 million to complete the whole thing but we do have a way once we get into production we have it we here's another
51:17
big announcement we happen to have an Loi from a huge Studio who is very
51:23
interested in the project who has provided us with an Loi as well as a theatrical distribution partner so we
51:29
know you've got we know you guys have questions about that and we're talk about it we know you've been waiting so
51:35
let's turn it over and let's get some of those questions up on the screen and we'll start addressing those
51:44
all righty let's get all right I'm trusting our producer
51:50
backstage to give us good questions because I see some in the comments and he's gonna highlight some of them up

51:57
on the screen for us let's see we've got some we've got some great
52:02
comments too uh yeah we do too we hope this movie
52:07
sheds some light on the corruption of big Pharma we think that there are some things that definitely correlate to the
52:14
film even though it was set in the 1960s we really do believe that this is a chance to to get people talking
52:21
um Kelly okay it's so cool that you mentioned painkillers because one of my best friends just texted me last night
52:27
and she said Ashley have you seen painkillers on Netflix and I was like what are you talking about I had no idea
52:33
that it was out and then I watched the promo for it and I thought it looked really great I think it's a time that
52:39
people are talking about this and obviously our story is is different but the theme and the timing of it all is
52:45
really good and it's it's not bad for the movie it's definitely good press for the movie for us to have other projects
52:53
um talking about the same theme would you agree Dory I would and actually I was kind of thinking about it and I think our movie
52:59
is sort of like a prequel to painkillers and dope sick because those were said in
53:05
the 80s with the opioid crisis and ours is set in the 60s so we talk a lot about
53:11
the way that the laws were in the 60s and the way that they changed and one thing that's interesting is that the
53:17
laws that Dr Kelsey and Dr Moulton and the you know the characters in our movie
53:22
um they helped to create this new drug legislation in 1962 and that's the same
53:28
drug legislation that's in effect now that was in effect during the 80s during the opioid crisis and is still in effect
53:34
now so our movie is helping to inform the conversation and helping people to

53:39
understand what happened in the past and how that could have affected what happened in dope sick and painkillers
53:46
and those types of Dory have you seen painkillers I haven't yet but yeah it
53:52
looks amazing I hadn't even thought about what you're saying but that's a really great point um because this was the beginning I mean
53:58
this was just the beginning and obviously some things got worse um okay let me bring this one up on the screen Debbie wants to know when do we
54:06
hope to film by the way Debbie this is our lead producer Debbie thank you for
54:11
asking this question Debbie is our lead producer who has invested a hundred thousand dollars in this crowdfund round
54:16
and has a really amazing reason that she believes in the project and hopes that
54:21
you guys will join her um Debbie we hope to start filming in the beginning of 2024 we're really
54:28
optimistic about this raise it's going really well so far given it's only been 24 hours and we are exceeding our goals
54:35
um already so we're hoping to start filming early 2024 uh ideally this would
54:42
release in the winter of 2024 around the holidays we're thinking award season because this is a story that we think
54:49
has a lot of awards potential and for those of you who don't know because Dory is a very humble this script also placed
54:57
in the top 10 percent for the Academy's nickel fellowship and that's the Academy Awards we're talking about so the script
55:02
is very very very good let's see did anyone go to jail for
55:07
bribery Dory you answer that question you're the attorney yeah I'm an attorney and I did a ton of
55:13
research on this it was really really important for us to make the script as historically accurate as possible
55:20
um so you know movies that are based on true stories can never be 100 accurate as or historically accurate I should say

55:27
because you can't put two and a half years into a movie um but I am proud to say that our script
55:33
is I think very close to what happened historically um and one of the shocking things
55:38
there's a lot of shocking things about this story but one of the shocking things is that nobody did go to jail
55:44
um they didn't go to jail for bribery they didn't go to jail for marketing uh pharmaceutical that they knew cause
55:51
burst effects even they didn't pull it from the market even after they knew um the pharmaceutical company for a long
55:57
time just said oh no that's not why the birth defects really aren't linked to thalidomide and made a lot of excuses
56:04
about it there ended up being class action litigation for years and years and years after the 60s so the answer is
56:11
no unfortunately um and that's you know there was bribery of the FDA there were some
56:17
investigations and some Congressional investigations but not a whole lot other than that sorry that leads into this
56:22
next question I'm going to pop up um and that is did the American survivors file lawsuits and what were the results uh
56:28
that's that's a great question and the answer is there's not really been any restitution uh I think that there was a
56:35
point in the 70s and if you're a survivor in the comments uh feel free to let us know and correct my statement on
56:41
this I think there were 17 survivors maybe that they said there were only 17 survivors in the United States if I'm
56:47
getting my number right and they were the only ones ever recognized when we know that that was not true there were
56:52
actually hundreds of survivors in the U.S like well over 200 I think um I'm
56:57
not sure quite how many are living now because a lot of them are getting older and they never received restitution one

57:03
of the videos on our page if you go to pharmavi.com and you check that out
57:09
you'll be able to see a video of Robin is someone who specifically talks about
57:15
her battle with the lawsuits because there was a statute there is a statute
57:22
of limitations that prevents them from being able to sue the pharmaceutical companies and one of the things that we
57:27
think will be helpful in allowing them to get the Justice they deserve is to
57:33
get National recognition to see legislation in place that recognizes survivors at the national level so thank
57:41
you for that question Andrew again you go to form of the movie.com and you can see Robin's video and she talks
57:47
specifically about about that Glenda Glenda is a Survivor 14 years and
57:55
the judge will not rule to this day I know that Glinda had been uh you know
58:01
in she's been one of the ones who's been working really really hard behind the scenes for the survivors and dealing
58:06
with a lawsuit so Glenda's another person you see her comments here and she'll shed some light on that what
58:11
would Justice be for these survivors are we hoping the government sees and responds with some kind of financial payout that would be amazing
58:18
such an incredible story style also reminds me of the help yes thank you so much Caleb we feel we feel so flattered
58:24
that you would say that the help and where the Crawdad sting we love it amazing the help is one of my
58:31
favorite movies I love the help uh those are the kind of movies that really Inspire us to do what we're doing along
58:36
with hidden figures um you know we talked about Aaron Brockovich uh Spotlight the post those
58:43
are all the kinds of movies imitation game but the help for sure because it's a female Driven movie this is a female

58:49
Driven movie there are two incredible women who really risked it all and okay back to the question about survivors
58:55
what we've heard over and over and over again is recognition can we get the government to give a
59:01
payout is really really hard all right I haven't talked about this on any other platform at all what I'm about
59:07
to say in dealing with legislators what we have found talking to a
59:13
senator's office who I will not aim right now maybe later and talking to a staffer at the
59:19
Senator's office we're looking for bipartisan support that way this this is a bipartisan issue
59:26
it affected everybody but what we have found is that some of the offices some Senators offices have
59:33
backed out from supporting the bill because anything that undermines the work of big
59:40
Pharma and their lobbyists who are paying politicians bills in some cases
59:45
is a threat and so it has been a struggle to be able to get the legislators on board who are
59:54
willing to stand up against big Pharma and and on top of that why do we have a big Pharma lobbying that's a whole
59:59
separate issue I'm not going to rant about that dory's like shut up
1:00:05
but yeah that's a whole other thing that's a whole other can of worms and we hope the movie gets people talking about
1:00:11
that you know like there there's a whole press junket you do with movies and we get to talk about things like that and
1:00:17
we want the whole world to be talking about them thank you Doug Doug's another one of our survivors you saw his video
1:00:22
earlier we agree we think this is really going to open up a lot of eyes for people who who didn't know well I know I
1:00:30
didn't tell Ashley about the statute of limitations and if you guys go to our website and check out Robin's video she

1:00:36
talks about that so a lot of these survivors have tried to file and the pharmaceutical companies were never held
1:00:42
accountable because of statute of limitations so that's what Justice could also be would be some sort of an
1:00:49
exception for statute of limitations um from a legal standpoint but basically
1:00:54
with our movie we just want to raise awareness for this so that there's even those options because right now the
1:00:59
story is that it didn't happen in the U.S um you know it was approved every in all of these other countries and in like
1:01:06
Britain and in Australia in Canada I believe I could be wrong in all those
1:01:11
countries but I believe there's been some sort of restitution um there were class action lawsuits but
1:01:16
here in the U.S that hasn't happened because the story is that it didn't happen here but we know that it did
1:01:23
there was about 2.5 million pills that were given out under a marketing loophole here in the us and a recall was
1:01:28
done so that is one of our big goals with this movie is to bring awareness to that and so hopefully the survivors can
1:01:35
get some sort of Justice you're muted
1:01:44
as you're muted it's because I talk too much it's like
1:01:50
subconsciously the microphone's like okay be quiet Ashley you've talked enough um
1:01:56
there's a book I read the book Frankie about Dr Francis Kelsey amazing can you speak to a comparison of the movie
1:02:02
script to the book did you read that book Dory I'm not saying that one I haven't read the book okay but there is
1:02:09
one in particular that we would recommend and it's by Dr Trent Stevens and it's called Dark remedy and he
1:02:15

actually talks a lot about um about Barbara Moulton who was the other doctor who worked with Dr Francis
1:02:22
Kelsey at the FDA and he goes into the whole thalidomide tragedy I met him in person you can see one of his interviews
1:02:28
on our website too and he's very excited about the movie so I highly recommend it it's called Dark remedy and you can see
1:02:34
his video at pharmofthemovie.com and he interestingly enough met Dr Kelsey when
1:02:42
she was like 90 years old still working at the FDA the woman was incredible and and he got to meet her so that was
1:02:49
something really cool that he shared with us um let's see any other big pressing
1:02:57
questions thank you so much by the way everybody putting your questions in we love it
1:03:04
we do if I contribute a thousand dollars and can be in the movie do I get my own trailer on set
1:03:12
um how about this if you win the speaking role I will guarantee you that if you win the speaking role you will
1:03:19
get a trailer on set it might not be like your own RV you can bring one if you want like if you have an RV and
1:03:26
you're like okay I'm going to set and you want to bring your own RV we'll let you park it right there we'll put a big star on your door we'll do the whole
1:03:33
thing but I do not we'll guarantee you if you get a speaking role you will be in a trailer on set as an extra I can't
1:03:39
guarantee you a trailer can't make that guarantee but we'd still love to have you on set it's going to be fun it's
1:03:45
gonna be really fun to have people on here um let's see here
1:03:51
anything else I love that this is going to be a movement us too it's really really important to us
1:03:58
um okay so I let me see uh any any other
1:04:05
comments or questions we're going to wrap up here I just want to make sure that I didn't miss any important questions
1:04:11

Dory anything on your mind you can answer this question Dory while I'm looking through
1:04:16
um have we heard anything from the three letter Health agencies about your film any pushback
1:04:22
um we haven't yet um although I'm not sure if all of that would be overt necessarily
1:04:30
um sometimes it can be a little bit more behind the scenes like Ashley's experienced a bit with the bipartisan support
1:04:36
um but we definitely are aware of that possibility um you know our goal with telling this
1:04:42
story is that we we just want to tell a story you know like Ashley mentioned it's Erin Brockovich set in the 1960s
1:04:49
the story of something that happened it's accepted by the FDA that it happened I mean this this is all history
1:04:56
that we're telling so we would hope that the agencies would be okay with this
1:05:02
part of their history being told um but we know that behind the scenes there's a lot of things that happen that
1:05:08
we are not aware of and there's a lot of money at issue especially with a lot of the farthest pharmaceutical companies a
1:05:14
lot of lack of transparency as we've seen from painkillers and Dope Sick
1:05:19
um so yeah we're we're pushing along and hoping that we can get this made we're
1:05:26
committed to making it made no matter what comes against us yeah someone else
1:05:32
who also plans to be on set yeah bring your own clothes we would we would love if you have clothes from the 1960s and
1:05:39
you're like hey I was going to donate these to Goodwill donate them to the Wardrobe Department of Pharma the movie
1:05:44
we will take your stuff I mean don't send us some good stuff
1:05:50
will you but or when you're in the movie you can wear the stuff that you want to
1:05:55
wear we would love to see that um so thank you I was around how you
1:06:01

were winning at film festivals if you haven't filmed yet that's a good question Amy so we actually filmed a
1:06:06
proof of concept which is a short film so what we are winning at film festivals
1:06:12
is for our short film and what that has done is it has given us credibility as filmmakers to show the quality of our
1:06:19
work based on what we've been able to produce on a much smaller scale so the short film is based on Dr Barbara
1:06:25
Moulton who I play in the short film and kind of sitting across from a legislator and exposing what Dr Francis Kelsey has
1:06:33
found out so it's a very condensed version of what we see the overall picture looking like but that's what
1:06:39
we're winning at film festivals it is for our short film and proof of concept and again it's just credibility to show
1:06:45
that we are more than capable our peers agree and audiences agree that what we are putting out is is worthy of being
1:06:52
seen on the big screen okay um I love The Branding poster thank you so
1:06:57
much we really appreciate that I think we're gonna we're probably gonna end on this because we're running out of time here
1:07:02
um The Branding all of this is something that we care about and we are in control of so we love that you love it because
1:07:10
we're being very intentional about what our vision is for the movie and who
1:07:15
we're working with and how it's coming together and so the fact that you guys love it means the world to us and um we
1:07:22
just love hearing from you we appreciate the encouragement okay I think that's gonna be it
1:07:30
um we have really enjoyed connecting on this and having you guys be a part of it
1:07:35
again our crowdfund our second crowdfund just went live so don't forget
1:07:42
don't forget you can go to farmofthemovie.com to learn more but even more so than that you can go

1:07:49
straight to the website investinfarma.com that is where you can
1:07:55
go ahead and get in on what we're doing two million dollars we are going into
1:08:00
production and we are already Tony is helping us make that happen
1:08:07
thank you Tony I think that next time I'm gonna have to
1:08:13
make my own picture so that when you guys invest you'll see me at the bottom of the screen like [Laughter]
1:08:21
like you have no idea we love doing this it's so much fun we're grateful for you please go we're so close we're getting
1:08:28
there two million dollars we're making this movie happen so thank you for being here tonight any final words Dory I was
1:08:35
just gonna say if you are not in a position financially to invest or donate we still so much appreciate your support
1:08:42
if you can share it um show the story share videos on social media or email or however you can with
1:08:50
people that would mean the world to us yes and don't forget you can do donations in kind you can scan here if
1:08:57
you would like to do a donation in kind that's not monetary you can reach out to us at hello
1:09:02
pharmathemovie.com and if you have a location that you're willing to let us shoot at or a vintage car you're willing
1:09:09
to let me drive hit me up because I would love to you or if you have a beautiful 1960s dress
1:09:15
I'm gonna be knocking on doors like I said it's it's gonna be a lot of fun we're very motivated we're very excited
1:09:20
you can subscribe to our email with this QR code or again reach out to us we love hearing from you guys and that's going
1:09:27
to do it for us tonight so keep up to date with what we're doing on the website invest in pharma.com form of the
1:09:34

movie.com and pay attention to our social media because we're going to be out there a lot making this happen thank
1:09:39
you for being here

Pharma

Hi {{ contact.FIRSTNAME | default : "there" }},

As we open our 2nd round of crowdfunding, we've decided that we really want to reward the people who believe in this movie the most, YOU! We've always wanted to build a community where our fans and investors feel connected to our project beyond just a dollar amount. We want you to be able to share this journey with us and have an experience that makes you excited and proud to be a part of the Pharma investor family.

Beginning today, your perks just got more valuable! We've updated our perks to give you more bang for your investment with added fan experiences (**like being in the movie, visiting set, and walking the red carpet**)! We're grateful for you and we want you to know that! See a perk that you'd love to have but didn't quite hit the level? Any new investment you make will be added to your total to reach the perk you want. We hope you are as excited as we are about being able to share the experience of bringing this movie to life! If you'd like to increase your investment, you may **reserve your spot NOW** at **www.InvestInPharma.com**! This announcement has not been made to the general public yet!

*TO NOTE: ALL INVESTMENT BUTTONS/LINKS REDIRECT TO WEFUNDER.COM/FRANKIESSTORYLLC TO INCLUDE TTW LANGUAGE. FRANKIES STORY LLC IS NOT ACCEPTING INVESTMENTS OUTSIDE OF WEFUNDER FOR THIS ROUND OF CROWDFUNDING.


Pharma
YOUR PERKS JUST GOT EVEN BETTER.

Any Amount (*Exclusive to 1st round investors*): As a seed investor, we'd love to **gift** you with your choice of a one of a kind digital NFT or mail you an autographed still print from our proof of concept. These are limited items offered exclusively to our first round of crowdfund investors! Please reply to this email to let us know if you would prefer an NFT or a mailed still print.*

$100: Access to INVESTOR ONLY live virtual **roundtable discussions** with the filmmakers to discuss **behind the scenes**, **chat with special guests**, and participate in Q&A.

$500: **Full Credit Roll Mention**. Ever wanted to see your name on the big screen? This perk will get your name listed in the Cinema version credit roll!

$1,000: BE IN THE MOVIE! You'll receive a guaranteed spot to join us for a day of filming as an extra in the movie! At this level, you'll also be entered to **win the ultimate prize of a speaking role in the film**.**

$5,000: Receive a **signed copy of the Pharma film poster** and early, exclusive access to the Director's Cut of the Trailer for the film before it is

released to the public. Plus all previous perks.

$10,000: **Get a first look at the script!** This script has been kept top secret. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen. Additionally, you'll receive a **signed copy of a shooting script** upon release of the movie.***

$20,000: Invitation to the World Premiere! You'll join us on the red carpet as we celebrate the opening of the film. Mingle with celebrities and be the first to watch the story come to life on the big screen!**

$50,000: Own a piece of movie memorabilia! This perk is for our movie buffs who love collector's items! In addition to receiving your choice of a Limited Edition NFT or autographed movie still from the feature, you'll be gifted a one of a kind prop following the release of the film.

$100,000: Associate Producer Credit and a day on set! Enjoy a full day on set with your own seat in video village with our team where you'll **watch the script come to life before your eyes**. You'll also receive an associate producer credit that will be included in listings on IMDB and in the cinema version credit roll of the film.**

$250,000: Our top investors earn a **prestigious Executive Producer Credit** that will be included in listings on IMDB and the cinema version credit roll of the film. In addition to a full day on set, Our Executive Producers will receive **2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.****

We can't wait to share this experience with you!

Sincerely,

Ashley Bratcher and Dori Zavala
Producers of *PHARMA*

**You must reply to this email or reach out to hello@pharmathemovie.com to claim your gift. Offer expires 12/31/2023.*
***Travel and lodging not included.*
****A signed NDA will be required prior to receiving a copy of the script.*

Pharma

Hi {{ contact.FIRSTNAME | default : "there" }}!

In case you missed it, we had a great livestream last week full of announcements, updates, and some Q&A. Check it out!


Pharma
LIVESTREAM
PRODUCTION
UPDATE

Watch on Youtube

Watch on Facebook

Want to know how you can **support us, learn more about our perks, be in the movie**, and **make this movie a reality**? Visit www.PharmatheMovie.com and tell everyone you know not to miss out on the incredible opportunity to join us in bringing this film to the big screen.

As always, we are grateful for your support and encouraging messages. Have a wonderful rest of your week!

Sincerely,
Ashley Bratcher & Dori Zavala
The Pharma Team

*TO NOTE: ALL INVESTMENT BUTTONS/LINKS REDIRECT TO WEFUNDER.COM/FRANKIESSTORYLLC TO INCLUDE TTW LANGUAGE. FRANKIES STORY LLC IS NOT ACCEPTING INVESTMENTS OUTSIDE OF WEFUNDER FOR THIS ROUND OF CROWDFUNDING.

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Ashley Bratcher <ashley@simplejanefilms.com>

TEST - Guess Who Joined Our Team?!?

1 message

Pharma the Movie <hello@pharmathemovie.com>
Reply-To: hello@pharmathemovie.com
To: ashley@simplejanefilms.com

Sat, Sep 9, 2023 at 3:54 PM

Pharma

Hi Ashley! As an investor, you're the first to hear this **exciting news**...


Pharma
INSIDER INFORMATION.

Emmy Award Winning Casting Director and **40 year veteran filmmaker Mark Fincannon** has joined our team as an Executive Producer and Casting Director!

Mark has cast over 300 feature films and thousands of hours of television! Some of his most notable work includes ***The Patriot*** with **Mel Gibson**, ***The Blind Side*** with **Sandra Bullock**, ***Ray*** with **Jamie Foxx**, ***Miracles from Heaven*** with **Jennifer Garner**, and many more! His company, Fincannon and Associates, has worked with such **legendary directors** as Steven

Spielberg, Taylor Hackford, William Friedkin, David Lynch, and George Lucas to name a few. (Learn more about Mark's impressive work here!)



MARK FINCANNON
Executive Producer & Casting Director
Matlock
THE RESIDENT
Aretha
Ray
NASHVILLE

Mark will play an invaluable role in putting together an **amazing cast list**, but we still need your help as we make that happen! As a first round investor, you get **first dibs** along with anyone that you want to share the link with! **Don't let your friends and family miss out on being a part of movie history!** Click the button below or visit www.InvestInPharma.com for that exclusive access now.

INVEST NOW

As always, we are forever grateful for your continued support and enthusiasm for Pharma!

Sincerely,
Ashley Bratcher & Dori Zavala
Producers of *Pharma*

P.S. Our 2nd crowdfund is in its soft-launch phase with an official greenlight scheduled for September 14th. (To date, our 2nd crowdfund has raised $160,125 in reservations. **Shh! The public doesn't know that yet!**)

Pharma the Movie

2550 Sandy Plains Rd Suite 225-263, 30066, Marietta

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Frankie's Story LLC. Is 'Testing The Waters' To Gauge Investor Interest In An Offering Under Regulation Crowdfunding. No Money Or Other Consideration Is Being Solicited. If Sent, It Will Not Be Accepted. No Offer To Buy Securities Will Be Accepted. No Part Of The Purchase Price Will Be Received Until A Form C Is Filed And Only Through Wefunder's Platform. Any Indication Of Interest Involves No Obligation Or Commitment Of Any Kind.

Pharma - The Movie
Sponsored

Pharma is a gripping feature film based on the remarkable true story of Dr. Frances Kelsey and her unwavering dedication to take on the giants of the pharmaceutical industry.

Just like the iconic films Erin Brockovich, The Post, and Spotlight, Pharma shines a spotlight on real-life heroes who fought against all odds. The biggest difference between our movie and those others? You can OWN stock in the movie and be a part of the journey.

Learn more about how you can help bring this story to the big screen at www.pharmathemovie.com

******

Frankie's Story LLC. Is 'Testing The Waters' To Gauge Investor Interest In An Offering Under Regulation Crowdfunding. No Money Or Other Consideration Is Being Solicited. If Sent, It Will Not Be Accepted. No Offer To Buy Securities Will Be Accepted. No Part Of The Purchase Price Will Be Received Until A Form C Is Filed And Only Through Wefunder's Platform. Any Indication Of Interest Involves No Obligation Or Commitment Of Any Kind.



pharmathemovie.com
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Full length feature film ba...

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Pharma - The Movie

August 24 at 12:00 PM

Sample Babies in the USA is an organization comprised of thalidomide survivors to raise awareness, seek recognition and restitution for those affected by the drug. We are humbled to partner with them and we will continue to fight alongside them for the justice they deserve. Our movie will honor the work of Dr. Frances Kelsey and the lives of those affected by the thalidomide tragedy. Want to help? EXPRESS YOUR INTEREST NOW to help bring our movie to life: www.PharmatheMovie.com

*Frankie's Story LLC. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Pharma - The Movie

August 30 at 11:00 AM

Think Erin Brockovich set at the FDA in the 1960s. 😉 Want to be a part of the magic? Go to www.InvestInPharma.com to learn more.

Pharma is based on the incredible true story of Dr. Frances "Frankie" Kelsey and her fight to keep a dangerous drug from being approved for the US market. Risking her career and family along the way, Frankie wages war against big Pharma in 1960, resisting intense pressure and threats from inside the FDA to expose the biggest unmonitored drug trial in US history.

-

*Frankie's Story LLC. is "testing the waters" to gauge investor interest in an offering of securities. A person's indication of interest involves no obligation or commitment of any kind. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.


Have you heard? They're making a movie about Big Pharma!

Pharma - The Movie

Published by Ashley Tara · September 1 at 3:45 AM ·

Hollywood won't make this movie. So, WE NEED YOUR HELP! Express your interest in making this movie NOW!



PHARMATHEMOVIE.COM

Make the movie that Hollywood won't!

WE NEED YOUR HELP! How far would you go to expose corruption and st...

Learn more

pharmathemovie 1d



pharmathemovie Pharma is so much more than a movie, it's a movement. We care about the people we are making this movie about and for. Help us bring to light a moment in medical history that's been left in the dark. Let us know if you think this movie should be made by expressing your interest at www.PharmatheMovie.com

#pharmathemovie #thalidomide #thalidomidesurvivor #drfranceskelsey #medicalhistory #womeninhistory [illegible]

Pharma - The Movie

Published by Ashley Tara · 5d ·

Hollywood won't make this movie! So, WE NEED YOUR HELP!

Join over 1000 investors helping make it happen at pharmathemovie.com



Have you heard? They're making a movie about Big Pharma!

PHARMATHEMOVIE.COM

Help make the movie you want to be in!

Learn more

YOU COULD BE IN THE MOVIE! It's the true st...

Pharma - The Movie

Published by Ashley Tara · 6d ·

When you back the *Pharma* movie, you could get your name in the credits, early access to the trailer, signed scripts, exclusive behind-the-scenes content, and even an invitation to the premiere.

Review Perks: pharmathemovie.com


Have you heard? They're making a movie about Big Pharma!

PHARMATHEMOVIE.COM

Based on the true story of the thalidomide tragedy.

Learn more

Pharma - The Movie

Published by Ashley Tara · August 30 at 1:30 PM ·

Be in a movie! 🎬 Learn how to claim your chance now and join us as we make movie history. WE NEED YOUR HELP BRINGING THIS MOVIE TO LIFE. 💥


Have you heard? They're making a movie about Big Pharma!

WWW.INVESTINPHARMA.COM

Uncover the dark truth behind a medical disaster that changed lives forever.

Learn more

Pharma - The Movie

Published by Ashley Tara · August 24 at 10:17 PM ·

True Story Alert! Did you know Dr. Frances Kelsey saved thousands of babies from a deadly drug? Learn how her bravery changed history forever! #ThalidomideTragedy #FrancesKelseyStory



Have you heard? They're making a movie about Big Pharma!

WWW.INVESTINPHARMA.COM

Want to be in the movie? Check out the Perks!

Learn more

Pharma - The Movie

Published by Ashley Tara · August 24 at 10:13 PM ·

Uncover the dark truth behind a medical disaster that changed lives forever.


Learn More:
PharmatheMovie.com

WWW.INVESTINPHARMA.COM

Be a part of movie history!

How far would you go to expose corruption an...

Learn more

Pharma - The Movie

Published by Ashley Tara · August 24 at 10:20 PM ·

Uncover the dark truth behind a medical disaster that changed lives forever.


Have you heard? They're making a movie about Big Pharma!

WWW.INVESTINPHARMA.COM

Be a part of movie history!

One woman uncovered the largest unmonitore...

Learn more

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